

May 8, 2014

Via E-mail
Robert Regular
Chief Executive Officer
Kitara Media Corp.
525 Washington Blvd., Suite 2620
Jersey City, NJ 07310

> **Re: Kitara Media Corp.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-195565**

Dear Mr. Regular:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update to include a description of the Securities Purchase Agreement that you entered into on April 25, 2014, as well as other affected disclosure, such as under "Certain Relationships and Related Transactions," "Principal Shareholders," and "Recent Sales of Unregistered Securities." You should also file the agreement as an exhibit.

Risk Factors, page 5

2.   Please include a risk factor that highlights the risk to investors from the material weakness in your ineffective disclosure controls and procedures and internal control over financial reporting as of December 31, 2013. The risk factor should identify, among other things, the weaknesses identified by management.

<u>Selling Stockholders, page 52</u>

3.   For each of the legal entities listed in your table, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

.s. Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via E-Mail</u>
        David Alan Miller, Esq.
        Graubard Miller